EXHIBIT 99.1

Equinor ASA: Changes in Equinor’s corporate structure and Corporate Executive Committee

Equinor (OSE: EQNR, NYSE: EQNR) announces changes in the corporate structure and the Corporate Executive Committee (CEC).

"Equinor is developing as a broad energy company. We are now making changes to further strengthen our ability to deliver on our always safe, high value, low carbon strategy. These changes will support improved value creation from our world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions," says Anders Opedal, President and CEO of Equinor.

Organisational structure

The new corporate structure will consist of six business areas and five corporate centre units. The current organisational structure will remain in place until the planned implementation takes effect by 1 June 2021.

Business Areas:

Exploration & Production Norway (EPN) and Exploration & Production International (EPI) are established as two new business areas. They will continue competitive and resilient oil and gas exploration and production, with industry-leading unit costs, recovery rates and carbon efficiency. Equinor is well positioned with world-class assets in attractive areas. Two consolidated oil and gas business areas will support a focused approach to strengthen value creation and reduce emissions.

Renewables (REN) continues as a business area, renamed from New Energy Solutions (NES), aiming to accelerate profitable growth within renewables. It will report as a separate segment from the first quarter of 2021.

Equinor is establishing Technology, Digital & Innovation (TDI) as a separate business area, while Projects, Drilling & Procurement (PDP) will become a more focused business area. Technology, digitalisation and innovation are fundamental enablers to improve safety, increase value creation, reduce emissions and develop low carbon solutions. Gathering units in a new TDI business area will unlock opportunities both within oil and gas, renewables and low carbon solutions.

Marketing, Midstream & Processing (MMP) is unchanged as a business area.

Corporate centre units:
The Corporate Finance Organisation (CFO) will also include units for strategy, mergers & acquisitions and business development.

Safety, Security & Sustainability (SSU) will be established as a new functional area.

Legal & Compliance (LEG), Communication (COM) and People & Organisation (PO) will remain as functional areas.

The announced changes in the corporate structure will support continuous improvement and reduce the overall number of leadership positions but does not in itself lead to redundancies.

Corporate Executive Committee

“The changes in the CEC team reflect a good mix of continuity and renewal, diversity and experience from across Equinor and the industry. With this new team and a highly competent organisation, we are ready to take Equinor forward together,” says Opedal.

Equinor’s Corporate Executive Committee will be as follows from 1 June 2021:

  President and Chief Executive Officer (CEO) Anders Opedal.
  Chief Financial Officer (CFO), Executive Vice President (EVP) Svein Skeie (Acting).
  Exploration & Production Norway (EPN), EVP Kjetil Hove.
  Exploration & Production International (EPI), EVP Al Cook.
  Marketing, Midstream & Processing (MMP), EVP Irene Rummelhoff.
  Renewables (REN), EVP Pål Eitrheim.
  Projects, Drilling & Procurement (PDP), EVP Arne Sigve Nylund.
  Technology, Digital & Innovation (TDI), EVP Carri Lockhart.
  Safety, Security & Sustainability (SSU), EVP Jannicke Nilsson.
  Legal & Compliance (LEG), EVP Siv Helen Rygh Torstensen.
  People & Organisation (PO), EVP Ana Fonseca Nordang.

The Senior Vice President (SVP) for Communication (COM) will report to the CEO and participate in the CEC as today. Jannik Lindbæk is appointed SVP COM from 1 January 2021.

The Corporate Executive Committee will be based in Norway.

The organisation structure will remain the same as it is today with a few key adjustments to ensure continuity and safe operations through the transition period from 1 January 2021 to 1 June 2021.

  Kjetil Hove will step into the role as EVP Development & Production Norway (DPN) from 1 January 2021.
  Al Cook will step into the role as EVP Development & Production International (DPI), and the existing Development & Production Brazil (DPB) and Global Strategy & Business Development (GSB) will be part of DPI from 1 January 2021.
  Arne Sigve Nylund will step into the role as EVP Technology, Projects and Drilling (TPD) from 1 January 2021.

As previously announced, EVP Margareth Øvrum will retire 31 December 2020 and SVP Reidar Gjærum will step into a Senior Advisor role in the CEO Office 1 January 2020. Geir Tungesvik, who has been acting as executive vice president for Technology, Projects, and Drilling (TPD) will return to his role as senior vice president of Projects (PRD) 1 January 2021. Tore Løseth will continue as acting EVP for Exploration until 1. June 2021.

EVP Torgrim Reitan has decided to step down as EVP Development & Production International to take on a new position within Equinor. He has been a member of the CEC since 2011 as Chief Financial Officer, EVP for Development & Production USA and EVP for Development & Production International. From 1 January 2021, he will take on the role as SVP Finance & Control in the Renewables business area, supporting the ambition to accelerate profitable growth in renewables.

“I would like to thank Torgrim for his strong contributions as a member of the executive leadership team for a decade. It was under his leadership forceful actions were taken to improve profitability, improve safety performance and solve internal control problems in the US business. His experience and competence will be a tremendous asset to further accelerate and realise our ambitions within renewables in Equinor. I would also like to thank Geir for his contribution to the CEC as acting EVP for TPD,” says Opedal.

Carri Lockhart is a U.S. citizen and joined Equinor in 2016. She comes from the position as Senior Vice President Portfolio & Partner Operated in Development & Production International, which she has held since August 2018.

Prior to this, Lockhart was Senior Vice President for Equinor’s U.S. Offshore business. Lockhart started her career with Marathon Oil as a reservoir engineer in Anchorage, Alaska. Lockhart has held a variety of leadership roles across the upstream organization with experience in offshore, onshore conventional and unconventional assets, field supervision, facilities construction and operations, international country management, strategic planning and business development.

Lockhart has a Bachelor of Science degree in Petroleum Engineering from Montana College of Mineral Science and Technology.

Kjetil Hove is a Norwegian citizen and joined Norsk Hydro in 1991. He comes from the position as Senior Vice President Field Life Extension, which he has held since January 2020.

Prior to this, Hove was Senior Vice President for Operations Technology in Development & Production Norway. Hove started his career in Norsk Hydro within petroleum technology holding various positions within exploration, field development and operations in Norway. Hove has held a variety of leadership roles, including Vice President international business development, country manager Brazil, and Senior Vice President Operations West in Development & Production Norway.
Hove has a master’s degree in petroleum engineering from Norwegian University of Science and Technology (NTNU).

Jannik Lindbæk is a Norwegian citizen and joined Equinor in 2010. He comes from the position as Vice President Corporate Communication Political & Public Affairs Norway, which he has held since August 2019.

Prior to this, Lindbæk was Equinor’s Vice President for communication in Brussels, in Media Relations, and in the CFO Global Business Services. Before joining Equinor, Lindbæk was SVP Corporate Communication in Aker Solutions, PR manager in Microsoft and PR consultant in BWPR and GCI Monsen.
Lindbæk holds a master’s degree in Comparative Politics from the University of Bergen and London School of Economics.

Contacts

Investor relations:
Peter Hutton, senior vice president, Investor Relations,
+44 7881 918792 (mobile)

Media relations:
Bård Glad Pedersen, vice president, Media Relations,
+47 918 01 791 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  New organisational structure Equinor (https://ml-eu.globenewswire.com/Resource/Download/af35d048-f3d1-4621-93ae-66ba6d2c92fa)